United States securities and exchange commission logo





                              January 8, 2024

       Leah Wald
       Chief Executive Officer
       Valkyrie Bitcoin Fund
       c/o Valkyrie Digital Assets LLC
       320 Seven Springs Way, Suite 250
       Brentwood, TN 37027

                                                        Re: Valkyrie Bitcoin
Fund
                                                            Amendment No. 6 to
Registration Statement on Form S-1
                                                            Filed January 8,
2024
                                                            File No. 333-252344

       Dear Leah Wald:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 5, 2024 letter.

       Amendment No. 6 to Registration Statement on Form S-1

       General

   1. In order to meet your anticipated timing, please respond to these comments and amend your registration
statement no later than 10:00 a.m. (EST) on January 9, 2024.
   2. Please add risk factor disclosure addressing the risks related to your Authorized
                                                        Participants acting in
the same capacity for several competing products.
       Calculation of NAV
       The Secondary Index, page 64

   3. Refer to your response to comment 7. Please revise to disclose the exchanges used in the
                                                        Secondary Index and
disclose how these exchanges are selected. In addition, please
 Leah Wald
Valkyrie Bitcoin Fund
January 8, 2024
Page 2
      describe how the characteristics (oversight, microstructure and technology) are evaluated and weighted in Step 1, disclose the evaluation window for Step 3 and clarify how the
      "executed exchange price" is determined. Further, please disclose how the Sponsor will notify investors of any material adjustments to the Secondary Index, including a change in methodology or a change in the exchanges, and disclose here and in your risk factor on page 46 the date that the Secondary Index was first launched.
The Sponsor
Relationship to CoinShares, page 69

4. Please revise to disclose when CoinShares International Limited's option expires.
Description of Creation and Redemption of Shares
Redemption Procedures, page 83

5. Please revise to disclose here what happens if there is a difference between the price received for the bitcoin in connection with redemptions and the valuation of bitcoin as part of the Trust's NAV calculation.
Governing Law; Consent to Jurisdiction, page 87

6. Refer to your response to comment 10. You disclose here that "[t]he Sponsor, the Trust and DTC and, by accepting Shares, each DTC Participant and each Shareholder consent to the exclusive jurisdiction of the courts of the State of Delaware and any federal courts located in Delaware, provided that (i) the forum selection provisions do not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction and (ii) the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, or the rules and regulations promulgated thereunder." This provision, however, does not appear in your governing documents. Please either revise your governing documents to include this provision or revise to remove this disclosure.
       Please contact Kate Tillan at 202-551-3604 or Michelle Miller at 202-551-3368 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



                                                            Sincerely,
FirstName LastNameLeah Wald
                                                            Division of
Corporation Finance
Comapany NameValkyrie Bitcoin Fund
                                                            Office of Crypto
Assets
January 8, 2024 Page 2
cc:       Morrison C. Warren
FirstName LastName